                                  TEXOIL, INC.
                      110 CYPRESS STATION DRIVE, SUITE 200
                              HOUSTON, TEXAS 77010

               Information Statement Pursuant to Section 14(f) of
             the Securities Exchange Act of 1934 and SEC Rule 14f-1
                                (Amendment No. 1)


                             NOTICE OF CHANGE IN THE
                       MAJORITY OF THE BOARD OF DIRECTORS

                                February 9, 2000



         The biographical information for Robert K. Reeves given on page 3 under the caption "Designation of Directors" is hereby amended to read as follows:



"Robert K. Reeves                       Executive Vice President, General
c/o Ocean Energy, Inc.                  Counsel, Secretary and Director of OEI
1001 Fannin, Suite 1600                 since 2001. Executive Vice President,
Houston, Texas 77002-6714               General Counsel and Secretary since
43                                      March 1999; Executive Vice President,
                                        General Counsel and Secretary of Ocean's predecessor from June 1997 to March
                                        1999; Senior Vice President, General
                                        Counsel and Secretary of 43 Ocean's
                                        predecessor from May 1994 to June 1997."




                                        Texoil, Inc.


                                        By: /s/ Frank A. Lodzinski
                                           ------------------------------------
                                            Frank A. Lodzinski
                                            President



Dated: February 9, 2001

                                  TEXOIL, INC.
                      110 CYPRESS STATION DRIVE, SUITE 200
                              HOUSTON, TEXAS 77010

             Information Statement Pursuant to Section 14(f) of the
               Securities Exchange Act of 1934 and SEC Rule 14f-1

                            NOTICE OF CHANGE IN THE
                       MAJORITY OF THE BOARD OF DIRECTORS

                                February 9, 2000

     This Information Statement is being furnished to all holders of record of the common stock, par value $.01 per share (the "Common Stock"), of Texoil, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Securities and Exchange Commission ("SEC") Rule 14f-1.

NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

                                  INTRODUCTION

     As the Company has previously reported on Schedule 14d-9, filed with the SEC on January 24, 2001, on January 18, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Ocean Energy, Inc., a Texas corporation ("Ocean"), and OEI Acquisition, Inc., a Nevada corporation ("OEI") and wholly-owned subsidiary of Ocean. Pursuant to the Merger Agreement, OEI is making an offer (the "Tender Offer") to purchase all of the issued and outstanding shares of Common Stock of the Company for $8.25 per share net to the shareholder in cash and all of the issued and outstanding Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of the Company for $18.04 per share net to the shareholder in cash. If a sufficient number of shares of Common Stock and Preferred Stock are tendered in the Tender Offer, the Company will be merged (the "Merger") with OEI, with the Company as the surviving corporation.

     As of January 26, 2001, the Company had outstanding 7,410,225 shares of Common Stock and 2,991,465 shares of Preferred Stock. Each share of Preferred Stock is convertible into two shares of Common Stock. The Board of Directors (the "Board") of the Company consists of six Class A Directors, elected by the holders of Common Stock, and three Class B Directors, elected by the holders of Preferred Stock. On all matters other than the election of directors, the holders of Preferred Stock vote together with the holders of Common Stock on an as-converted basis.

     Please read this Information Statement carefully. It contains biographical and other information concerning the executive officers and the directors to be appointed as a result of the Tender Offer and the Merger. Additional information about the transactions contemplated in connection with the Tender Offer and the Merger is contained in the Company's Schedule 14d-9 on file with the SEC. All Company filings, and exhibits, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's world wide website, www.sec.gov.

                        CHANGE IN MAJORITY OF DIRECTORS

     Promptly upon the payment by OEI for the shares pursuant to the Tender Offer and from time to time after that (provided, however, that OEI shall not be entitled to designate any members to the Board without owning a majority of the Common Stock and a majority of the Preferred Stock), OEI will be entitled to designate (1) such number of Class A directors, rounded up to the next whole number, as is equal to the product of the total number of Class A directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock (including Common Stock and Preferred Stock on an as-converted basis) beneficially owned by Ocean or its affiliates bears to the total number of shares of Common Stock then outstanding (including Common Stock and Preferred Stock on an as-converted basis), and (2) such number of Class B directors, rounded up to the next whole number, as is equal to the product of the total number of Class B directors multiplied by the percentage that the aggregate number of shares of Preferred Stock beneficially owned by Ocean or its affiliates bears to the total number of shares of Preferred Stock then outstanding. The Company has agreed, upon OEI's request, promptly to take all actions necessary to cause OEI's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors, increasing the number of authorized directors or amending its bylaws. Until the effective time of the Merger, however, the Board must have at least two members who were directors of the Company on the date of the Merger Agreement and not employees of the Company (the "Independent Directors"). If no Independent Directors remain, the other directors will designate one person to fill one of the vacancies who shall be neither an employee of the Company nor an affiliate of Ocean and that person shall be considered to be an Independent Director for purposes of the Merger Agreement. Upon OEI's written request, the Company will cause OEI's designees to constitute the same percentage of representation as is on the Board after giving effect to (1) and (2) above on: (a) each committee of the Board; (b) the board of directors of each subsidiary of the Company; and (c) each committee of each such board of directors.

     None of the designees currently is a director of, or holds any positions with, the Company. Ocean and OEI have advised the Company that, to the best of their knowledge, none of the designees or any of their affiliates beneficially owns any equity securities or rights to acquire any securities of the Company, nor has any designee been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed under the rules and regulations of the SEC, other than with respect to the Tender Offer and the Merger.

     It is expected that the designees may assume office at any time following the purchase by OEI of a majority of outstanding Common Stock and Preferred Stock, on a fully-diluted basis, in the Tender Offer, which cannot be earlier than twenty business days after February 22, 2001 and that, upon assuming office, the designees will then constitute at least a majority of the Board.

     Upon acquisition of a majority of the outstanding shares of Common Stock and of a majority of the outstanding shares of Preferred Stock, on a fully-diluted basis, by OEI in the Tender Offer, OEI intends to designate from among the following designees an appropriate number of persons to the Board. The election of the designees will result in a change of control of the Company. If OEI does not acquire a majority of the shares of Common Stock and Preferred Stock in the Tender Offer, no change in control of the Company will occur.

                            DESIGNATION OF DIRECTORS

     The Board is currently composed of nine directors. If OEI acquires a majority of the outstanding shares of Common Stock and a majority of the outstanding shares of Preferred Stock, on a fully-diluted basis, in connection with the Tender Offer, the Company may seek resignations from current directors or change the size of the Board according to the Merger Agreement so that OEI can designate the proportion of directors described above.

     The following table gives the name, business address and present principal occupation or employment and material occupations, positions, offices or employment of the past five years of each designee. Each designee has consented to serve as a director of the Company if appointed or elected. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual's name refers to employment with Ocean. Neither Ocean, OEI nor any of the individuals listed below has been convicted in a criminal proceeding in the past five years. In addition, neither Ocean, OEI nor any of the individuals listed below was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal and state securities laws.

NAME OF BUSINESS                              INDIVIDUAL PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------                              ---------------------------------------------
James T. Hackett                       Chairman of the Board, President, Chief Executive Officer of
c/o Ocean Energy, Inc.                 Ocean. Director, New Jersey Resources Corporation and
1001 Fannin, Suite 1600                Temple-Inland Corp. Director of Ocean since 1998. President
Houston, Texas 77002-6714              and Chief Executive Officer since March 1999 and Chairman of
47                                     the Board of Directors of Ocean since January 2000;
                                       President and Chief Executive Officer of Ocean from
                                       September 1998 and Chairman of the Board of Ocean from
                                       January 1999 to March 1999; Group President of Duke Energy's
                                       unregulated operations and Executive Vice President of
                                       Panenergy from January 1996 to September 1998. Prior to
                                       joining Duke Energy, he was Senior Vice President of NGC
                                       Corporation (formerly Natural Gas Clearinghouse) and
                                       President of NGC's gathering, processing and liquids
                                       marketing division. He became Executive Vice President,
                                       partner and a member of the management committee of Natural
                                       Gas Clearinghouse in 1993.

William L. Transier                    Executive Vice President and Chief Financial Officer of
c/o Ocean Energy, Inc.                 Ocean since March 1999; Executive Vice President and Chief
1001 Fannin, Suite 1600                Financial Officer of Ocean from September 1998 to March
Houston, Texas 77002-6714              1999; Senior Vice President and Chief Financial Officer of
46                                     Ocean from May 1996 to September 1998; For the previous 20 years, he held a variety of positions at KPMG LLP including partner from July 1986 until April 1996.

Robert K. Reeves                       Executive Vice President, General Counsel, Secretary and
c/o Ocean Energy, Inc.                 Director of OEI since 2001. Executive Vice President,
1001 Fannin, Suite 1600                General Counsel and Secretary of Ocean since March 1999;
Houston, Texas 77002-6714              Executive Vice President, General Counsel and Secretary of
43                                     Ocean's predecessor, from June 1997 to March 1999; Senior
                                       Vice President, General Counsel and Secretary of Ocean's
                                       predecessor from May 1994 to June 1997.

John D. Schiller, Jr.                  Executive Vice President, Operations since March 2000;
c/o Ocean Energy, Inc.                 Senior Vice President, North America Onshore and
1001 Fannin, Suite 1600                International Operations from March 1999 to March 2000;
Houston, Texas 77002-6714              Senior Vice President, Operations of Ocean from September
41                                     1998 to March 1999; Production Manager -- Gulf Coast
                                       Division of Burlington Resources from October 1997 to August
                                       1998; Engineering Manager -- Offshore Division of Burlington
                                       Resources from April 1994 to September 1997.

William S. Flores, Jr.                 Senior Vice President, Drilling since March 1999; Vice
c/o Ocean Energy, Inc.                 President, Drilling of Ocean's predecessor from March 1998
1001 Fannin, Suite 1600                to Mach 1999; Vice President, Operations of Ocean's
Houston, Texas 77002-6714              predecessor from August 1993 to March 1998.
44

Scott A. Griffiths                     Senior Vice President of International Exploration since
c/o Ocean Energy, Inc.                 March 1999; Senior Vice President Domestic Exploration of
1001 Fannin, Suite 1600                Ocean from September 1998 to March 1999; Vice President
Houston, Texas 77002-6714              Domestic Exploration of Ocean from May 1997 to September
47                                     1998; Vice President of Domestic Exploration of Ocean from
                                       October 1996 to May 1997; Vice President of Exploration of
                                       Global Natural Resources from 1992 to October 1996.

Stephen A. Thorington                  Senior Vice President, Finance, Treasury and Corporate
c/o Ocean Energy, Inc.                 Development since March 1999; Vice President, Finance and
1001 Fannin, Suite 1600                Treasurer of Ocean from May 1996 to March 1999; Managing
Houston, Texas 77002-6714              Director of Chase Securities Inc. from April 1994 to May
46                                     1996.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table reflects all forms of compensation for the years ended December 31, 2000, 1999, and 1998 for the Chief Executive Officer and the four most highly compensated executive officers (the "Named Executive Officers").

                                                                                      LONG TERM
                                                                                    COMPENSATION
                                                    ANNUAL COMPENSATION            ---------------
                                            ------------------------------------     SECURITIES
                                                                  OTHER ANNUAL       UNDERLYING
                                     YEAR    SALARY     BONUS    COMPENSATION(1)   OPTIONS/SARS(#)
                                     ----   --------   -------   ---------------   ---------------
Frank A. Lodzinski.................  2000   $118,032   $57,500           --                --
  Chairman of the Board and          1999   $ 94,000   $35,000           --            20,000
  Officer Chief Executive            1998   $ 58,000        --           --                --
Jerry M. Crews.....................  2000   $114,375   $37,500           --                --
  Executive Vice President           1999   $ 85,500   $32,500           --            20,000
                                     1998   $ 77,700        --           --                --
Francis M. Mury....................  2000   $114,167   $32,500       $1,163                --
  Executive Vice President           1999   $ 87,500   $27,500           --            20,000
                                     1998   $ 82,950        --           --                --
Mandel C. Selber, III..............  2000   $ 86,167   $29,000       $  588             3,746
  Vice President                     1999   $ 77,000   $12,000           --                --
                                     1998   $ 73,500   $10,000           --             5,000
Peggy C. Simpson...................  2000   $ 79,167   $22,500       $  813                --
  Vice President                     1999   $ 61,271   $14,500           --            20,000
                                     1998   $ 54,146   $10,000           --                --

---------------

(1) Consists of the Company's contribution to its 401(k) plan.

OPTION GRANTS

     New options granted to the executive officers in 2000 are listed below. The following table sets forth additional information with respect to these stock option grants.

                                                                     PERCENT OF
                                           NUMBER OF                   TOTAL
                                             TEXOIL                 OPTIONS/SARS
                                             SHARES     EXERCISE     GRANTED TO
                                           UNDERLYING    OR BASE     EMPLOYEES
                                            OPTIONS       PRICE     EFFECTIVE IN      EXPIRATION
NAME                                        GRANTED     ($/SHARE)       2000             DATE
----                                       ----------   ---------   ------------   ----------------
Mandel C. Selber, III....................    3,746        $3.12         33.5%      January 25, 2010

OPTION EXERCISES AND YEAR-END VALUES

     The following table sets forth information with respect to options issued to the Named Executive Officers of the Company. No options were exercised by any executive officer in 2000.

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                          OPTIONS                IN-THE-MONEY OPTIONS
                                                   AT DECEMBER 31, 2000          AT DECEMBER 31, 2000
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
Frank A. Lodzinski............................    119,000        13,333        $596,336        $40,132
Francis M. Mury...............................    107,767        13,333        $538,711        $40,132
Jerry M. Crews................................    107,767        13,333        $538,711        $40,132
Mandel C. Selber, III.........................     31,416         5,413        $151,565        $22,968
Peggy C. Simpson..............................     45,984        13,333        $221,764        $40,132

EMPLOYMENT AGREEMENTS

     In connection with the issuance of the Preferred Stock in 1999, Messrs. Lodzinski, Crews, Mury and Ms. Simpson entered into employment agreements with Texoil that generally provide for a competitive base salary, subject to annual adjustment, and certain benefits and expense reimbursements consistent with established policies of the Company. The base annual salaries specified in the employment agreements for Messrs. Lodzinski, Crews, Mury and Ms. Simpson are $120,000, $110,000, $110,000 and $75,000, respectively. The term of the agreements is to the earliest of (a) the first date the holders of Preferred Stock cease to own Preferred Stock or conversion shares, (b) the effective date of any sale transaction (as defined by the preferred stock agreement) or (c) the resignation or termination of the employee. Should the employee resign or be terminated, such employee is contractually restricted from certain activities as provided by non-compete provisions of the employment agreement.

     Prior to November 1999, Mr. Lodzinski was the only officer or employee with an employment agreement. That agreement provided for an annual salary of $90,000, subject to increases at the discretion of the Board of Directors, and a bonus at the sole discretion of the Board of Directors. That agreement also provided for the grant of options to purchase Common Stock. Mr. Lodzinski voluntarily reduced his annual salary in April 1998 from $90,000 to $48,000 as part of a corporate initiative to reduce general and administrative costs in response to declining oil prices. Messrs. Crews and Mury also incurred voluntary salary reductions in April 1998. In July 1999 the Board increased the salaries of Messrs. Lodzinski, Mury and Crews to prior levels.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of January 26, 2001, the number of shares of the Company's equity securities owned by (1) each person known by the Company (based on publicly-available filings with the Commission) to be the holder of more than five percent of its voting securities, (2) each director and each Named Executive Officer of the Company, and (3) all of the Company's directors and executive officers as a group. With the exception of RIMCO, all of the beneficial owners listed below have agreed, directly or indirectly, to tender their shares to OEI in the Tender Offer and are therefore deemed to share voting and dispositive power with OEI with respect to such shares.

                                                                                  CONVERTIBLE
                                                          COMMON STOCK           PREFERRED(15)
                                                     ----------------------   --------------------
                                                     AMOUNT AND               AMOUNT AND
                                                     NATURE OF      PERCENT   NATURE OF    PERCENT
NAME OF BENEFICIAL OWNER                             BENEFICIAL       OF      BENEFICIAL     OF
(ADDRESS INDICATED IF NOT A DIRECTOR OR OFFICER)     OWNERSHIP       CLASS    OWNERSHIP     CLASS
------------------------------------------------     ----------     -------   ----------   -------
Frank A. Lodzinski, Director, President and Chief
  Executive Officer................................  2,407,698(1)    28.93%     456,250     15.25%
Michael A. Vlasic, Director........................  2,308,013(2)    27.73%     456,250     15.25%
Jerry M. Crews, Director, Executive Vice President
  and Secretary....................................    362,566(3)     4.88%       6,250      0.21%
Robert LaJoie, Director............................    161,372(4)     2.18%          --        --
T.W. Hoehn, III, Director..........................    461,688(5)     6.23%          --        --
Thomas A. Reiser, Director.........................     79,605(6)     1.07%       6,919      0.23%
S. Wil VanLoh, Jr., Director.......................  4,151,326(7)    35.91%   2,075,663     69.39%
Toby R. Neugebauer, Director.......................  4,151,326(8)    35.91%   2,075,663     69.39%
Jeffrey A. Jones, Director.........................  4,151,326(9)    35.91%   2,075,663     69.39%
Francis M. Mury, Executive Vice President..........    180,745        2.44%          --        --
Mandel C. Selber, III, Vice President..............     39,130         .53%          --        --
Peggy C. Simpson, Vice President...................     82,391        1.11%          --        --
All Directors and Executive Officers as a group....  7,943,984(16)   63.55%   2,545,082     85.08%
Quantum Energy Partners............................  4,151,326(10)   35.91%   2,075,663     69.39%
  777 Walker
  2530 Two Shell Plaza
  Houston, Texas 77002
RIMCO..............................................    579,124(11)    7.82%          --        --
  22 Waterville Rd
  Avon, Ct. 06001-2066
The Lincoln National Life Insurance Company........    675,950        9.12%          --        --
  200 East Berry Street
  Ft. Wayne, Indiana 46802
First Union Capital Partners, Inc. ................    476,393        6.43%          --        --
  1001 Fannin, Suite 2255
  Houston, Texas 77002
V&C Energy Limited Partnership.....................  2,290,550(12)   27.52%     456,250     15.25%
  710 Woodward
  Bloomfield Hills, Michigan 45304
Vlasic Investments, L.L.C..........................  2,308,013(13)   27.73%          --        --
  710 Woodward
  Bloomfield Hills, Michigan 45304
EnCap Investments, L.L.C...........................  1,258,138(14)   15.27%     415,133     13.88%
  1100 Louisiana, Suite 3150
  Houston, Texas 77002

---------------

 (1) Includes 1,378,050 shares of Common Stock and 912,500 shares of Common Stock issuable upon conversion of 456,250 shares of Preferred Stock, beneficially owned through V&C Energy Limited

     Partnership ("V&C"), of which Energy Resource Associates, Inc. ("ERA"), a Texas corporation owned and controlled by Mr. Lodzinski, is a general partner. Except as noted above, Mr. Lodzinski, through ERA, has sole voting power for all matters associated with securities held by V&C, except in connection with the disposition of all or substantially all such securities, which requires the approval of the limited partner. Mr. Lodzinski has an economic interest in a portion of such securities.

 (2) Includes 1,378,050 shares of Common Stock and 912,500 shares of Common Stock issuable upon conversion of 456,250 shares of Preferred Stock, beneficially owned through V&C, of which Vlasic Investments L.L.C. ("Vlasic Investments") is the limited partner. Mr. Vlasic is the Chief Executive Manager of Vlasic Investments. Mr. Vlasic, in his capacity as Chief Executive Manager of Vlasic Investments, has an economic interest in Texoil securities held by V&C. Mr. Vlasic does not have voting rights associated with such securities, but has certain approval rights related to the disposition of such securities.

 (3) Includes 12,500 shares of Common Stock issuable upon conversion of 6,250 shares of Preferred Stock.

 (4) Includes 140,417 shares of Common Stock held by Mr. LaJoie, as General Partner to a family limited partnership, and 20,955 shares of Common Stock owned by Mr. LaJoie.

 (5) Includes 357,116 shares of Common Stock owned by the Estate of T.W. Hoehn Jr., for which T.W. Hoehn III serves as Executor.

 (6) Includes 65,767 shares of Common Stock owned by Mr. Reiser and 13,838 shares of Common Stock issuable upon conversion of 6,919 shares of Preferred Stock.

 (7) Includes 4,151,326 shares of Common Stock issuable upon conversion of 2,075,663 shares of Preferred Stock, beneficially owned through Quantum Energy Partners, L.P. ("Quantum"), of which Mr. VanLoh is a co-founder and principal.

 (8) Includes 4,151,326 shares of Common Stock issuable upon conversion of 2,075,663 shares of Preferred Stock, beneficially owned through Quantum, of which Mr. Neugebauer is a co-founder and principal.

 (9) Includes 4,151,326 shares of Common Stock issuable upon conversion of 2,075,663 shares of Preferred Stock, beneficially owned through Quantum, of which Mr. Jones is a co-founder and principal.

(10) Includes 4,151,326 shares of Common Stock issuable upon conversion of 2,075,663 shares of Preferred Stock.

(11) Includes 225,215 shares of Common Stock beneficially owned through RIMCO Partners, LP II; 96,521 shares of Common Stock beneficially owned through RIMCO Partners, LP III; and 257,388 shares of Common Stock beneficially owned through RIMCO Partners, LP IV.

(12) Includes 1,378,050 shares of Common Stock and 912,500 shares of Common Stock issuable upon conversion of 456,250 shares of Preferred Stock, beneficially owned through V&C, of which ERA, owned and controlled by Mr. Lodzinski, is a general partner. Mr. Vlasic, in his capacity as Chief Executive Manager of Vlasic Investments, has an economic interest in Texoil securities held by V&C. Mr. Vlasic does not have voting rights associated with such securities, but has certain approval rights related to the disposition of such securities.

(13) Includes 1,378,050 shares of Common Stock and 912,500 shares of Common Stock issuable upon conversion of 456,250 shares of Preferred Stock, beneficially owned through V&C, of which Vlasic Investments is the limited partner. Mr. Vlasic is the Chief Executive Manager of Vlasic Investments. Also Includes 17,463 shares of Common Stock assigned by Mr. Vlasic to Vlasic Investments. Mr. Vlasic, in his capacity as Chief Executive Manager of Vlasic Investments, has an economic interest in Texoil securities held by V&C. Mr. Vlasic does not have voting rights associated with such securities, but has certain approval rights related to the disposition of such securities.

(14) Includes 320,904 shares of Common Stock and 318,118 shares of Common Stock issuable upon conversion of 159,059 shares of Preferred Stock, beneficially owned through EnCap Equity 1996 Limited Partnership, of which EnCap Investments, L.L.C., is the general partner. Also includes 106,968 shares of Common Stock and 207,566 shares of Common Stock issuable upon conversion of 103,783 shares of Preferred Stock, beneficially owned through Energy Capital Investment Company PLC, for which EnCap Investments L.L.C. serves as investment advisor. In addition, includes 304,582 shares of Common Stock issuable upon conversion of 152,291 shares of Preferred Stock, beneficially owned through El Paso Capital Investment Company, LLC.

(15) Preferred Stock is immediately convertible into Common Stock on a 2-for-1 basis. At any time after December 31, 2002, the Preferred Stock is mandatorily convertible into Class B Common Stock, based on the Company's achievement of certain net asset and per share values, on a 2-for-1 basis, subject to anti-dilution adjustments.

(16) Includes only the number of shares held by each executive officer and director so that shares are not double counted.

     The holders of Preferred Stock have certain approval rights related to: (a) a consolidation or merger of the Company with or into any other business entity in which the holders of the voting securities of the Company outstanding immediately prior to such transaction do not continue to hold more than 50% of the total voting securities of the surviving entity outstanding immediately after such transaction, (b) the sale or other transfer of all or substantially all of the assets of the Company, or (c) the liquidation, dissolution, winding-up or reorganization of the Company.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

CONVERTIBLE PREFERRED STOCK

     In November 1999 the Company closed a private placement of the Preferred Stock. Certain officers, directors and shareholders participated in the offering as follows:

          (1) The V&C Energy Limited Partnership ("V&C") purchased 456,250 shares of Preferred Stock. Mr. Frank A. Lodzinski, a director and Chief Executive Officer of the Company, is the general partner of V&C through a wholly-owned Texas corporation. Mr. Michael A. Vlasic, a director, has interests in V&C through Vlasic Investments, L.L.C.

          (2) Certain affiliates of EnCap Investments, L.L.C. who are shareholders of the Company purchased 375,000 shares of the Preferred Stock.

          (3) Mr. Jerry M. Crews, a director and Executive Vice President, purchased 6,250 shares of the Preferred Stock.

          (4) Mr. Thomas A Reiser, a director, purchased 6,250 shares of the Preferred Stock.

     All investments by related parties were made on the same terms and conditions as third-party non-affiliated investors.

CLIFFWOOD ACQUISITION 1996 LIMITED PARTNERSHIP

     In May 1998 the Company acquired a number of properties from the Cliffwood Acquisition 1996 Limited Partnership, an affiliated partnership, in which the Company owned a 10% interest. Proceeds to Limited Partners were $4.5 million cash and 149,667 shares of common stock.

TECHNICAL RISKS, INC.

     As a normal part of its business, the Company purchases various performance bonds and insurance, including but not limited to general liability insurance, automobile insurance, well control insurance,

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pollution liability insurance, and directors and officers liability insurance.
The Company purchases these coverages on a competitive basis. Technical Risks, Inc. has been in the past, and may be in the future, the broker used by the Company for these purchases. Mr. Thomas A. Reiser, a director of the Company, is Chairman and President of Technical Risks, Inc.

WINDROCK CAPITAL, LTD.

     Pursuant to an oral agreement ratified by the Board, the Company has agreed to pay Windrock Capital, Ltd., an investment banking firm with which Mr. S. Wil VanLoh, Jr., a director of the Company, is associated, a fee of $325,000 for investment banking and financial advisory services provided in 2000 and in connection with the Tender Offer and the Merger.

                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

     Robert E. LaJoie, (age 75), has been a Director of the Company since December 31, 1997, and was a Director of Cliffwood since July 1996. Mr. LaJoie retired in 1977 and is a private investor with more than 40 years experience in the oil and natural gas, real estate and food services industries. He is a graduate of the University of Michigan.

     Thomas A. Reiser, (age 49), has been a Director of the Company since December 31, 1997, and was a Director of Cliffwood since April 1996. For more than the past five years he has served as Chairman and President of Technical Risks, Inc., a private insurance brokerage firm which he founded. He is a graduate of the College of William and Mary.

     Jeffrey A. Jones, (age 45), has been a Director of the Company since November 1999. He is a co-founder and principal of Quantum Energy Partners, L.P., and has been the lead geologist/geophysicist of the West Texas based energy companies Jones Company Ltd. and JHJ Exploration, Ltd. since 1978. Mr. Jones is a graduate of West Texas State University with a degree in Geology.

     Toby R. Neugebauer, (age 30), has been a Director of the Company since November 1999. He is a co-founder and principal of Quantum Energy Partners, L.P. ("Quantum"), a Houston-based private equity fund focused on making corporate equity investments in North America exploration, acquisition and exploitation companies, and is also a co-founder and director of Windrock, an energy investment banking firm. Mr. Neugebauer is a former investment banker with Kidder, Peabody & Co. and also currently serves on the board of directors of several private companies engaged in various oil and gas activities. He holds a finance degree from New York University.

     S. Wil VanLoh, Jr., (age 30), has been a Director of the Company since November 1999. He is a co-founder and principal of Quantum. Mr. VanLoh is also a director and co-founder of Windrock. He is a former investment banker with Kidder, Peabody & Co. and NCNB/NationsBank. Mr. VanLoh also currently serves on the board of directors of several private companies engaged in various oil and gas activities. He is a graduate of Texas Christian University with a degree in Finance.

     T. W. Hoehn, III (age 50), has been a Director of the Company since 1984. He is President and General Manager of Hoehn Motors, Inc., a multi-line automobile agency located in Carlsbad, California, where he has been employed since 1975. He is a graduate of Stanford University. Mr. Hoehn's term expires in 2001.

     Michael A. Vlasic (age 40), has been a Director of the Company since December 31, 1997, and was a Director of Cliffwood since July 1996. For more than the past five years, he has been a principal with Vlasic Investments, L.L.C. He is a graduate of Brown University. Mr. Vlasic's term expires in 2001.

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PRINCIPAL EXECUTIVE OFFICERS

     Frank A. Lodzinski (age 51), has been Chairman of the Board, President, Chief Executive Officer and a Director of the Company since December 31, 1997. He has been President and a Director of Cliffwood since he founded the predecessor entity and commenced operations in 1996. From 1992 to 1995 he served as President and a Director of Hampton Resources Corporation, a public corporation which he co-founded. From 1995, when Hampton was sold to Bellwether Exploration Company, to 1996, he was self-employed and was a consultant to Bellwether Exploration Company. From 1984 to 1992, Mr. Lodzinski was engaged in the oil and natural gas business through Energy Resource Associates, Inc., a closely held Texas corporation which he owned and controlled. Prior to 1984, he was employed in public accounting with Arthur Andersen LLP and in various capacities with independent oil and gas companies. He is a Certified Public Accountant and holds a BSBA degree from Wayne State University.

     Jerry M. Crews (age 50), has been an Officer and Director of the Company since December 31, 1997, and was an Officer and Director of Cliffwood since 1996. For the preceding 12 years he was an Officer of Citation Oil & Gas Corp. and was responsible for all production operations. His experience includes acquisitions, drilling and development operations in most of the producing basins of the United States. Prior experience was with Conoco and Lear Petroleum. He is a registered Professional Engineer in the state of Texas and holds a B.S. in Petroleum Engineering from Texas A&M University.

     Francis M. Mury (age 49), has been an Officer of the Company since December 31, 1997, and was an Officer of Cliffwood since 1996. For the preceding 4 years he was Vice president of Operations for Hampton Resources Corporation. Prior experience was with Energy Resource Associates, Inc., Wainoco Oil and Gas Company and Texaco, Inc. He holds a B.S. degree from Nichols State University.

     Peggy C. Simpson (age 52), has been an officer of the Company since December 31, 1997, and was an Officer of Cliffwood Oil and Gas Corp. since 1996. Prior experience includes 4 years as Manager of Accounting for Hampton Resources Corporation and four years with Energy Resource Associates, Inc. Prior to 1990, Ms. Simpson served in various accounting capacities before serving as controller for a division of a $400 million company. She has also served as an accounting instructor at North Harris Community College. She holds a BBA and an MBA from Lamar University and is a Certified Public Accountant.

     Mandel C. Selber, III (age 44), has been an officer of the Company since 1996. For the preceding two years he was an independent consultant conducting due diligence, economic and financial related services in the oil and gas industry. From 1992 to 1994 he served as land manager for KEPCO, Inc. From 1980 to 1992 he served in various positions with Mobil Exploration and Producing U.S. Inc./The Superior Oil Company, including district land supervisor. He is a Registered Professional Landman and holds a BBA degree from the University of Texas, Austin, Texas and Finance degree from Bason College.

BOARD AND COMMITTEE ACTIVITIES -- STRUCTURE AND COMPENSATION

     The Company's operations are managed under the broad supervision and direction of the Board, which has the ultimate responsibility for the establishment and implementation of the Company's general operating philosophy, objectives, goals and policies. Pursuant to delegated authority, certain Board functions are discharged by the Board's three current standing committees, the Executive, Audit and Compensation Committees. The Board has no standing nominating or similar committee. During the fiscal year ended December 31, 2000, the Board of Directors held one meeting; the Executive Committee held two meetings; the Audit Committee held one meeting; and the Compensation Committee held two meetings. Incumbent members of the Board attended or participated in at least 75% of the aggregate number of Board meetings and committee meetings held by all committees of the Board on which they served.

     The Executive Committee is authorized to exercise, to the extent permitted by law, the power of the full Board when a meeting of the full Board is not practicable or necessary. The Executive Committee is currently comprised of Messrs. Lodzinski, Crews, LaJoie, VanLoh and Vlasic.

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     The Audit Committee recommends to the Board the independent accountants of the Company and reviews the Company's annual report on Form 10-KSB, internal controls and accounting operations and any transactions of the Company in which management or controlling persons of the Company have an interest. The Board has adopted a written charter for the Audit Committee. The Compensation Committee is responsible for formulating and adopting or recommending to the Board, executive compensation plans and policies, including those relating to incentive compensation and benefits. The Audit Committee is currently comprised of Messrs. Hoehn, LaJoie and VanLoh. The Compensation Committee is currently comprised of Messrs. LaJoie, Reiser and VanLoh.

     Directors who are not employed by the Company are authorized to be paid a fee of $1,000 for each meeting of the Board attended (including Committee meetings, if any, held in conjunction therewith). For 2000, this fee was waived by the Board. The Company also reimburses each director for actual and necessary expenses reasonably incurred in connection with attending meetings of the Board and its committees.

              SECTION 16(a) BENEFICIAL OWNERSHIP REPORT COMPLIANCE

     The Company is not aware of any transactions in its outstanding securities by or on behalf of any director, executive officer or 10% holder of the Common Stock which would require the filing of any report pursuant to Section 16(a) that was not filed.

                                            Texoil, Inc.

                                            By:   /s/ FRANK A. LODZINSKI
                                              ----------------------------------
                                                Frank A. Lodzinski
                                                President

Dated: February 9, 2001

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